130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

June 12, 2017	No. 17-09

Avalon Completes Non-Brokered Private Placement
for Gross Proceeds of $510,000 and Provides Update on Separation Rapids
Lithium Project

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it has completed a non-brokered private placement today consisting of 3,400,000 flow-through shares at a price of $0.15 per share for gross proceeds of $510,000.

In conjunction with this private placement, Avalon paid finder’s fees of $30,600 and issued 204,000 non-transferrable finder’s warrants, with each finder’s warrant being exercisable to acquire one common share of the Company at a price of $0.15 for a period of 24 months from today. Pursuant to Canadian securities laws, the securities issuable under this private placement are subject to a hold period which expires on October 13, 2017. The proceeds from this offering will be used primarily to advance the Company’s Separation Rapids Lithium Project including the summer field work programs described below and additional metallurgical testwork.

Separation Rapids Drilling Update

The Spring 2017 drilling program announced in the Company’s news release dated April 5, 2017 was completed in May with five holes totalling 1,473 metres being drilled. Two holes were drilled on each of the west and east extensions of the main deposit, with the objective of expanding the resource and mapping the extent of the lepidolite and lithium mica rich zones. Broad intervals of lithium pegmatite mineralization were intersected in these four holes as anticipated. The fifth hole was drilled on an untested target located approximately 1km west of the main deposit, but was not completed due to difficult ground conditions. This hole and a second planned hole on the west pegmatite will be completed in a future program, when access conditions improve.

Sampling of the drill core has also been completed and 250 samples shipped for analysis. Assays are expected by the end of June. The new analytical data will be supplemented with detailed mineralogical mapping of the drill core in order to better quantify the relative abundances of the various lithium ore minerals in the resource which include petalite, lepidolite, muscovite and spodumene. This work will be carried out over the summer and will be accompanied by re-logging of old core and geological mapping of the new claims acquired earlier this year where several lithium pegmatite occurrences are known (see the Company’s news release of March 2, 2017).

The drilling program has been supervised by Bill Mercer, P. Geo. (ON) and Vice President, Exploration of Avalon who is a qualified person for the purposes of National Instrument 43-101.

This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration. All currency reported in this release is in Canadian dollars.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Private Placement, that proceeds from this offering will be used primarily to advance the Company’s Separation Rapids Lithium Project, that certain drill holes will be completed in a future program, that assays are expected by the end of June, that the new analytical data will be supplemented with detailed mineralogical mapping of the drill core, and that this work will be carried out over the summer and will be accompanied by re-logging of old core and geological mapping of the new claims acquired earlier this year. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.